UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34249
CUSIP NUMBER: 307675108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

FARMER BROS. CO.
Full Name of Registrant

Not Applicable
Former Name if Applicable

20333 South Normandie Avenue
Address of Principle Executive Office (Street and Number)

Torrance, California 90502
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in the Current Report on Form 8-K filed by Farmer Bros. Co., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the "SEC") on September 11, 2013 (the “Form 8-K”), the Audit Committee of the Board of Directors of the Company determined that the Company’s consolidated financial statements for the fiscal years ended June 30, 2012, 2011 and 2010 and the quarters therein, as well as the quarters ended March 31, 2013, December 31, 2012 and September 30, 2012 (the “Relevant Periods”), should no longer be relied upon because of certain errors in the calculation the Company’s postretirement benefit obligations. The Company anticipates including in its Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (“2013 Form 10-K”) restated audited financial statements for the fiscal years ended June 30, 2012 and 2011. Additionally, the Company will include footnote disclosures of the restated interim financial information for the four quarters included in the fiscal year ended June 30, 2012 and the first three quarters included in the fiscal year ended June 30, 2013 along with reconciliations of the previously issued annual and quarterly financial information to the restated information.

The restatement process has resulted in delays in obtaining and compiling the financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended June 30, 2013. As a result, the Company has been unable to complete the preparation and review of the 2013 Form 10-K in time to file it by the prescribed deadline of September 13, 2013 without unreasonable effort and expense. The Company expects to file the 2013 Form 10-K, including the restated financial statements, by no later than the fifteenth calendar day following the prescribed deadline, or September 30, 2013.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark J. Nelson	310	787-5241
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the results of its operations for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012, will reflect approximately a 3% increase in net sales primarily from the increase in sales of its coffee and tea products, and approximately a 260 basis point increase in gross margin primarily from the reduction in average cost of coffee purchased. As discussed in the Company's Form 8-K, the Company is in the process of restating its financial statements for the Relevant Periods.  Until completion of the restatement process, the Company will not be in a position to provide a reasonable estimate of other changes in the results of operations for the fiscal year ended June 30, 2013 compared to the fiscal year ended June 30, 2012. The Company will provide full financial results in its annual report on Form 10-K.

Forward-Looking Statements
Certain statements contained in this Form 12b-25 are not based on historical facts and are forward-looking statements within the meaning of federal securities laws and regulations. These statements are based on management's current expectations, assumptions, estimates and observations of future events and include any statements that do not directly relate to any historical or current fact. These forward-looking statements can be identified by the use of words like "anticipates," "estimates," "projects, " "expects, " "plans, " "believes, " "intends, " "will, " "assumes" and other words of similar meaning. These forward-looking statements include statements regarding the Company's intent to restate certain prior period financial statements and the errors that resulted in the decision that these historical financial statements could no longer be relied upon. There can be no assurance that the Company's Board of Directors, Audit Committee, management or independent registered public accounting firm will not reach conclusions regarding the impact of the restatement that are different from management's current estimates or identify additional issues in connection with the restatement or that these issues will not require additional corrections to the Company's prior period financial statements. These statements are subject to risks and uncertainties which may cause actual results to differ materially from those stated in this Form 12b-25. These risks and uncertainties include the risk that additional information may become available in preparing and auditing the financial statements which would require the Company to make additional corrections, the cost, time and effort required to complete the restatement of the financial statements, the ramifications of the Company's potential inability to timely file periodic and other reports with the SEC, including potential delisting of the Company's common stock on NASDAQ and the risk of litigation or governmental investigations or proceedings relating to these matters. Certain risks and uncertainties related to our business are or will be described in greater detail in our filings with the SEC. Owing to the uncertainties inherent in forward-looking statements, actual results could differ materially from those set forth in forward-looking statements. The Company intends these forward-looking statements to speak only at the time of this Form 12b-25 and does not undertake to update or revise these statements as more information becomes available except as required under federal securities laws and the rules and regulations of the SEC.

FARMER BROS. CO.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 16, 2013	By	/s/ Mark J. Nelson
Mark J. Nelson Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.